

SECURITIES AND EXCHANGE COMMISSION

10035546

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 8707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DORN & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 E WASHINGTON
(No. and Street)

FERGUS FALLS	MN	56538-0748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

4310 17TH AVE S	FARGO	ND	58108-2545
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2010
8D

OATH OR AFFIRMATION

I, RUSSELL (LARRY) DORN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DORN & CO., INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



JILL NAOMI FLODEN
Notary Public
Minnesota
My Comm. Expires
Jan 31, 2012

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DORN & CO., INC.
TABLE OF CONTENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

We have audited the accompanying statements of financial condition of Dorn & Co., Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorn & Co., Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2010

DORN & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Receivable from Broker - Dealers and Clearing Organizations	$ 113,972	$ 54,566
Officer Receivable	-	1,729
Trading Deposit	293,559	318,559
Prepaid Expenses	2,357	2,429
Office Equipment and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $431,478 and $410,171 for 2009 and 2008, respectively	141,487	178,539
Investment in Antique Personal Property	47,130	45,000
Deposit with Clearing Organization	25,000	25,000
TOTAL ASSETS	$ 623,505	$ 625,822

	2009	2008
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Checks Written in Excess of Cash in Bank	$ 7,374	$ 14,921
Accounts Payable	5,740	3,938
Accrued Payroll Taxes	18,429	26,692
Accrued Commissions	13,928	13,266
Accrued Profit Sharing	14,415	3,359
Total Liabilities	59,886	62,176
STOCKHOLDER'S EQUITY		
Common Stock		
Par Value $10		
Authorized - 25,000 Shares		
Issued and Outstanding - 6,000 Shares	60,000	60,000
Retained Earnings	503,619	503,646
Total Stockholder's Equity	563,619	563,646
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 623,505	$ 625,822

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
INCOME		
Gain on Sale and Holding of Trading Account Securities	$ 29,678	$ 354,316
Commissions on Security Sales	25,711	61,456
Commissions and Concessions on Mutual Funds	633,435	586,371
Annuity Fees	20,975	52,381
Dividends and Interest Earned	8,495	12,893
Proceeds from NASD Merger	-	313
Total Income	718,294	1,067,730
EXPENSES		
Salaries and Commissions		
Executive	82,000	300,058
Registered Representative	116,675	184,022
Office and Clerical	147,654	167,374
Payroll Taxes	26,507	33,992
Advertising	9,779	26,203
Bank Service and Clearing Charges	24,642	35,052
Depreciation	37,052	19,165
Client Expense/Expos	16,718	17,273
Utilities and Building Occupancy	20,205	20,376
Licenses, Bonds and Insurance	5,647	8,378
Memberships, Books, Dues and Subscriptions	13,492	16,683
Office Supplies and Expense	10,576	15,556
Repairs and Maintenance	1,696	1,041
Postage	3,540	3,887
Professional Services	57,604	45,629
Rents	86,400	86,400
Travel and Entertainment	6,458	10,115
Telephone	7,092	6,590
Employee Benefits	-	1,612
Profit Sharing Trust Contributions	38,244	62,371
Donations	5,026	3,752
Interest	1,014	-
Total Expenses	718,021	1,065,529
INCOME BEFORE PROVISIONS FOR INCOME TAXES	273	2,201
PROVISIONS FOR INCOME TAXES	300	300
NET INCOME (LOSS) FOR YEAR	$ (27)	$ 1,901

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CHANGES IN RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
RETAINED EARNINGS - BEGINNING OF YEAR	$ 503,646	$ 501,745
NET INCOME (LOSS)	(27)	1,901
RETAINED EARNINGS - END OF YEAR	$ 503,619	$ 503,646

See accompanying Notes to Financial Statements.

DORN & CO., INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received from Customers and Clients	$ 652,122	$ 1,049,607
Cash Payments to Brokers, Vendors and Employees	(674,626)	(1,079,326)
Interest and Dividends Received	8,495	12,893
Interest Paid	(1,014)	-
Income Taxes Paid	(300)	(300)
Net Cash Used by Operating Activities	(15,323)	(17,126)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	-	(17,956)
Proceeds from Trading Deposit	25,000	-
Purchase of Other Asset	(2,130)	-
Net Cash Provided (Used) by Investing Activities	22,870	(17,956)
CASH FLOWS FROM FINANCING ACTIVITIES		
Changes in Checks Written in Excess of Cash in Bank	(7,547)	14,921
Proceeds from Reserve Line	38,232	-
Payments on Reserve Line	(38,232)	-
Net Cash Provided (Used) by Financing Activities	(7,547)	14,921
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-	(20,161)
Cash and Cash Equivalents - Beginning of Year	-	20,161
CASH AND CASH EQUIVALENTS - END OF YEAR	$ -	$ -
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net Income (Loss)	$ (27)	$ 1,901
Adjustments to Reconcile Net Loss to Net Cash Provided (Used) by Operating Activities		
Depreciation	37,052	19,165
(Increase) Decrease in:		
Accounts Receivable	(59,406)	(3,501)
Officer Receivable	1,729	(1,729)
Trading Account	-	386,610
Trading Deposit	-	(318,559)
Prepaid Expenses	72	151
Increase (Decrease) in:		
Accounts Payable	1,802	(80,639)
Payroll Taxes	(8,263)	5,064
Accrued Commissions	662	(225)
Accrued Profit Sharing	11,056	(25,364)
Net Cash Used by Operating Activities	$ (15,323)	$ (17,126)

DORN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company's business activities consist primarily of the purchase and sale of stocks, bonds and mutual funds on its own behalf and as broker or agent for others. The Company has a Principal's license to operate principally in the states of Minnesota, North Dakota, and South Dakota. The Company is a registered insurance agent in the State of Minnesota. Records are maintained on the accrual basis whereby revenues are recognized as they are earned and expenses are reported as they are incurred. Security-related transactions are recorded on the basis of trade dates.

Securities Clearing

During 1999, Dorn & Co., Inc. completed the conversion from a self-clearing broker to becoming fully-disclosed through RBC Dain Correspondent Services (DCS), a division of RBC Dain Incorporated, a Minnesota corporation.

Securities Insurance

Securities held in custody by DCS (the company's clearing firm) are protected up to a total of $99,500,000 per account. Of this total, Securities Investor Protection Corporation (SIPC) provides $500,000, of which $100,000 may be in cash. The remaining $99,000,000 of coverage on securities only is provided by DCS through a commercial insurer. Investment Access and RBC Dain Retirement accounts are protected up to a total of $400,000,000. The account protection applies when a SIPC member firm fails financially and is unable to meet obligations to securities customers, but it does not protect against losses from the rise and fall in market value of investments.

Trading Securities and Deposits

The Company maintains a deposit at RBC Dain in the amount of $293,559 and $318,559 as of the years ended December 31, 2009 and 2008 respectively, which is used to purchase Trading Securities. As of the years ended December 31, 2009 and 2008, the Company had no trading securities. Instead, the funds are invested in a money market account and classified as a trading deposit. Trading securities are valued at quoted market values.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation to date. Depreciation is computed by the straight line method using estimated useful lives of 3 to 39 years. Depreciation expense for the year ended December 31, 2009 and 2008 was $37,052 and $19,165 respectively.

The Company's investment in antique personal property is valued at cost. Market value is not available for these assets. No depreciation is provided since they are deemed to have retained their value.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash flows from purchase and sales of debt and equity securities carried in the trading account are classified as operating activities. Customer and broker accounts and short-term borrowings having original maturities of three months or less are reported net.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company adopted the income tax standard for uncertain tax positions on January 1, 2009. As a result of the implementation, the Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2009. The Company's income tax returns are subject to review and examination by federal and state authorities, which includes tax returns for the years 2006 to 2009. However, due to the Company's net operating loss carryforward position, the federal and state statute of limitations is effectively open back to the tax year ended December 31, 2002, the earliest tax year available for the loss carryforward.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The expense for the year ended December 31, 2009 and 2008 was $9,779 and $26,203 respectively.

NOTE 1 NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade Receivables

Trade receivables (Broker and Dealers – Open Transactions and Trading Receivable) are recorded and recognized on the books based upon information presented to the company by third party entities from whom the receivable is due. No allowance is deemed to be necessary as it has been the experience of the Company that the full amount is collected and usually received within 30 days.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 28, 2010, the date the financial statements were available to be issued.

Fair Value of Financial Instruments

The company categorizes its assets and liabilities measured at fair value into a three-level hierarchy based on the priority of inputs to the valuation technique used to determine fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level I) and the lowest priority to unobservable inputs (Level III). If the inputs used in the determination of the fair value measurement fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement. Assets and liabilities valued at fair value are categorized based on the inputs to the valuation technique as follows:

Level 1 – Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs that include quoted prices for similar assets and liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. Fair values for these instruments are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Level 3 – Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

Subsequent to initial recognition, the Company may remeasure the carrying value of assets and liabilities measured on a nonrecurring basis to fair value. Adjustments to fair value usually result when certain assets are impaired. Such assets are written down from their carrying amounts to their fair value.

Professional standards allow entities the irrevocable option to elect to measure certain financial instruments and other items at fair value for the initial and subsequent measurement on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value. However, it may elect to measure the newly acquired financial instruments at fair value in the future.

NOTE 2 RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009 and 2008, consist of the following:

	2009	2008
Fees and Commissions Receivable	$ 95,004	$ 39,230
Receivable from Clearing Organization	18,968	15,336
Total	$ 113,972	$ 54,566

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 3 BUSINESS LINK RESERVE ACCOUNT

The Company has an unsecured overdraft protection account with Bank of the West of Fergus Falls in the amount of $25,000. As of December 31, 2009, $0 was outstanding. The interest rate on the loan is the prime rate at the time of the advance.

NOTE 4 INCOME TAXES

Income tax expense (benefit) has been computed at the statutory rates applicable during the years. The components of taxes on income at December 31, 2009 and 2008 are as follows:

	2009	2008
Current:		
Federal		
State	$ 300	$ 300
Deferred Tax Expense	4,200	23,650
Valuation Allowance	(4,200)	(23,650)
Tax Provision	$ 300	$ 300

As of December 31, 2009, the company had federal and state net operating loss carryforwards, which may be applied to future taxable income of $105,000 and $111,000, respectfully. The net operating loss carryforwards will begin to expire in 2015.

At December 31, 2009, deferred tax assets recognized for deductible net operating loss carryforwards totaled $19,450. The deferred tax benefits have been offset in total by valuation allowances.

NOTE 5 PROFIT SHARING TRUST FUND

The Company has adopted a non-contributory profit sharing plan covering all full-time employees with one or more years of service, to which it has been paying a cash amount approximating 12 percent of the eligible salaries of those employees who have fulfilled the length of service requirement. Contributions to the plan are discretionary and totaled $38,244 and $62,371 for 2009 and 2008 respectively.

NOTE 6 NET CAPITAL REQUIREMENTS

As a registered Broker-Dealer, Dorn & Co., Inc. is subject to the requirements of Rule 15(c)3-1 of the Securities Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a Broker-Dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule requires a self-clearing broker to maintain a minimum of $250,000 in net capital, and prohibits a Broker-Dealer from permitting its aggregate indebtedness to exceed fifteen times its net capital as those terms are defined. Although Dorn & Co., Inc. is no longer self-clearing, it still has chosen to maintain a minimum net capital of $250,000 in order to act as a principal. At December 31, 2009, aggregate indebtedness and net capital were $59,886 and $372,645 respectively, a ratio of .16 to 1. At December 31, 2008, aggregate indebtedness and net capital were $62,176 and $335,949 respectively, a ratio of 0.19 to 1.

NOTE 7 LEASE AGREEMENTS

As of July 1, 2007, the Company entered into a long-term lease agreement for the office space occupied for a time period of 10 years. Under the terms of the agreement, lease payments in the amount of $7,200 are due monthly based upon a square foot calculation. The agreement also calls for an annual review of lease payment amounts for possible adjustments to current market conditions. Under the terms of the agreement, the lease may be terminated early by the Company or building owner. Lease expense was $86,400 for 2009 and 2008.

Future minimum lease payments under the agreement, at December 31, 2009 are as follows:

2010	$ 86,400
2011	86,400
2012	86,400
2013	86,400
2014	86,400
Thereafter	216,000
Total	$ 648,000

NOTE 8 RELATED PARTY TRANSACTIONS

The Company maintains its offices in a building owned by its sole shareholder, and paid $86,400 for rent in 2009 and 2008.

NOTE 9 CREDIT RISK

Amounts on deposit in the corporation bank account frequently exceeded the FDIC coverage for depositors. Amounts on deposit with RBC Dain are covered by Securities Investor Protection Corporation (SIPC) as disclosed in Note 1, Securities Insurance.

Other financial instruments subject to off-balance-sheet credit risk include accounts receivable, and trading and investment securities. The Company does not require collateral or other security to support receivables. At December 31, 2009 and 2008, the Company had accounts receivable from broker/dealer open transactions of $18,968 and $39,230, respectively.

The value of trading and investment securities is based on market values of the specific issues and thus subject to market fluctuations.

NOTE 10 FAIR VALUE OF FINANCIAL INSTRUMENTS

For most financial instruments owned by the Company, including cash, accounts receivable and payable, and notes payable, the fair value approximates their carrying value because of their short-term nature or because their interest rates are equal to current market rates. Trading securities and deposits are valued on the financial statements at current market values utilizing quoted market prices in active markets as of December 31, 2009 and 2008. Such market values represent a fair value of these financial instruments.

It was not practical to estimate the fair value of investment in antique personal property because a limited market exists for their sale or resale.

NOTE 11 RECLASSIFICATIONS

Certain items have been reclassified from the prior year. These reclassifications affect neither the net income nor retained earnings of the Company.

NOTE 12 SUBSEQUENT EVENTS

On January 14, 2010, the shareholder transferred 6,000 shares of Dorn & Co. to a revocable trust.


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON SUPPLMENTARY INFORMATION

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, MN

Our reports on our audits of the basic financial statements of Dorn & Co., Inc. (a corporation) for the years ended December 31, 2009 and 2008 appears on page 1. The audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital Reconciliation on page 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. In addition, the schedule of Insurance in Force on page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it.

Eide Bailly LLP

Fargo, North Dakota
February 24, 2010

DORN & CO., INC.
COMPUTATION OF NET CAPITAL RECONCILIATION
DECEMBER 31, 2009 AND 2008

	2009	2008
TOTAL STOCKHOLDER'S EQUITY - PER BALANCE SHEET	$ 563,619	$ 563,646
DEDUCTIONS		
Unallowable Assets		
Prepaid Expenses	2,357	2,429
Officer Receivable	-	1,729
Property and Equipment - Net of Accumulated Depreciation	141,487	178,539
Investment in Antique Personal Property	47,130	45,000
Total Deductions	190,974	227,697
NET CAPITAL	$ 372,645	$ 335,949
AGGREGATE INDEBTEDNESS	59,886	62,176
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	16.07%	18.51%

1 The above computation of net capital was compared to the computation of net capital for the December 31, 2009 and 2008 FOCUS filing and no material differences existed.

DORN & CO., INC.
INSURANCE IN FORCE (UNAUDITED)
DECEMBER 31, 2009 AND 2008

EMPLOYEES	Worker's Compensation	Statutory
	Profit Sharing Blanket Bond	100M
BUSINESS OWNER'S POLICY	Business Liability	1,000M
	Medical Expense	5M
	Tenant's Fire, Legal	50M
	Hired/Non-Owned Autos	1,000M
	Building Replacement	560,200
	Business Personal Property	102,600
	Valuable Paper	10M
	Business Interruption	12 Months
	Outdoor Signs	5M
STOCKBROKERS	Blanket Bond (10M Deductible)	300M
	Fidelity and Deposit (5M Deductible)	25M
	Audit Expense Coverage	25M
	Unauthorized Signatures	25M
SECURITY BOND	North Dakota Blue Sky	25M
	Seaboard Security STAMP (5M Deductible)	100M
MAIL	First Class Mail/Certified Mail/Overnight	
	Non-Negotiable	5,000M
	Negotiable	5,000M


EideBailly
SM

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Dorn & Co., Inc.
Fergus Falls, Minnesota

In planning and performing our audit of the financial statements and supplementary schedules of Dorn & Co., Inc. as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Dorn & Co., Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Dorn & Co., Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Dorn & Co., Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons; in recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Dorn & Co., Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, and communicated them in writing to management and those charged with governance on February 24, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Dorn & Co., Inc.'s practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Eide Bailly LLP

Fargo, North Dakota
February 24, 2010

DORN & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008